Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-209069) on Form F-3 of Sumitomo Mitsui Financial Group, Inc. of our reports dated June 28, 2017, with respect to the consolidated balance sheets of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2017 and 2016, and the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and basis of presentation, significant accounting policies and other explanatory information, which reports appear in the Form 6-K of Sumitomo Mitsui Financial Group, Inc. furnished to the U.S. Securities and Exchange Commission on July 3, 2017.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 3, 2017